Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136



================================================================================

                            [LOGO - GRAPHIC OMITTED]

                                    CARNIVAL
                                  CORPORATION

                             INVESTOR PRESENTATION
                                  JANUARY 2002

================================================================================

FORWARD LOOKING STATEMENTS AND RESPONSIBILITY
================================================================================
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this presentation constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Carnival Corporation ("CCL") has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of CCL's net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause CCL's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for CCL's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; CCL's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; CCL's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to CCL.

CCL cautions the reader that these risks may not be exhaustive. CCL operates in a continually changing business environment, and new risks emerge from time to time. CCL cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. CCL undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CCL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE COMMENCEMENT OF THE OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE OFFER. CCL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS CRUISES PLC ("POC") WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CCL, POC, THE OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER, CCL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

Terms used in this presentation have the same meaning as in the Announcement dated December 16, 2001.

The Directors of CCL ("Directors") accept responsibility for the information in this presentation and to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this presentation is in accordance with the facts and does not omit anything likely to affect the import of such information. The only responsibility accepted by the Directors for the information in this presentation concerning POC and RCL which has been compiled from published sources is that it has been correctly and fairly reproduced and presented.

Merrill Lynch International and UBS Warburg, a business group of UBS AG, are acting as joint financial advisers and joint brokers exclusively to CCL and no one else in connection with the Offer and will not be responsible to anyone other than CCL for providing the protection afforded to clients respectively of Merrill Lynch International and UBS Warburg as the case may be or for providing advice in relation to the Offer.
================================================================================
                                        1

SUMMARY
================================================================================

o        CCL's Offer Provides Superior Value

o        CCL's Offer is Deliverable

o        CCL is a Serious Buyer - Not a Spoiler

o        The RCL Proposal - A Bad Deal for POC

o        Best Way to Maximize Shareholder Value

         -        Adjourn the EGM or Vote Down the RCL Proposal

================================================================================
                                        2

================================================================================

                       CCL'S OFFER PROVIDES SUPERIOR VALUE

================================================================================
                                        3

CCL'S OFFER PROVIDES SUPERIOR VALUE
================================================================================
o        Exchange ratio: 0.2684 CCL shares for each POC share

         o        Offer value 100% geared to CCL stock price

         o 250p per POC share cash alternative to be introduced when offer made (1)

o        Headline price of revised offer - 515p (2)

o        POC price prior to November 20 RCL announcement - 317p

o        "Look through" price of current RCL Proposal - 383p (3)

(1)  Subject to financing
(2) Based on CCL's closing price of $27.05 on January 29, 2002 and an exchange rate of GBP/US$ = 1.4107
(3) Based on RCL's closing price of $18.70 on January 29, 2002 and an equalization ratio of 3.46386
================================================================================
                                        4

CCL IS OFFERING FULL VALUE FOR POC
================================================================================

                                [GRAPHIC OMITTED]

                EV/EBITDA - LTM (1)(2)          P/E RATIO - LTM (1)(2)
                ----------------------          ----------------------

POC at 515p             13.0x                           18.9x
CCL                     11.7x                           15.2x
RCL                      9.3x                            8.9x
POC                      9.1x                           11.7x

Source: Company accounts and filings
(1) CCL and RCL as per US GAAP, POC as per UK GAAP. LTM is at September 2001 for POC and RCL and at August 2001 for CCL.
(2) Multiples calculated based on market capitalization and share price as of November 19, 2001.
================================================================================
                                        5

CCL'S OFFER IS FAR SUPERIOR TO ANALYSTS' DLC PRICE TARGETS
================================================================================

                                POST DLC
                -----------------------------------------
                RCL PRICE TARGET        POC IMPLIED PRICE
BROKER (1)            (US$)               TARGET (p)(2)         CCL OFFER (p)
--------------------------------------------------------------------------------
AG Edwards              19                      389                  515
Bear Stearns          17-18                   348-368                515
Lazard                  19                      389                  515
Merrill Lynch           20                      409                  515
SSSB                    18                      368                  515
--------------------------------------------------------------------------------

o        RCL price targets already include synergies

o CCL's offer of 515p is significantly higher than POC's implied value and represents full and fair consideration


(1) Source: AG Edwards (January 9, 2002), Bear Stearns (November 21, 2001), Lazard (January 25, 2002), Merrill Lynch (December 4, 2001) and SSSB (November 29, 2001).
(2) POC implied value based on RCL target price, equalization ratio of 3.46386 and exchange rate of GBP/US$ = 1.4107.
================================================================================
                                        6

CCL BELIEVES THAT DLC DOES NOT OFFER CERTAIN VALUE
================================================================================

o Value of the DLC is heavily dependent on the possible ratings of the companies and synergies generated

o        RCL current and forward P/E's since flotation (1)
         o        Current P/E           14.5x
         o        Forward P/E           13.0x

o Implied value of POC based on 2003 earnings forecasts and a range of forward multiples (2)

         o       11.0x                  340p
         o       12.0x                  371p
         o       13.0x                  402p
         o       14.0x                  433p
         o       15.0x                  463p

          Even with $100 million of synergies, POC would need to trade on a forward multiple of 16.7x to justify a value of 515p

(1)  Source: Revised Offer announcement dated January 30, 2002.
(2) Earnings forecasts from Schroder Salomon Smith Barney Research dated November 29, 2001. Assumes $100 million of synergies.
================================================================================
                                        7

HOW REALISTIC ARE RCP'S SYNERGY ASSUMPTIONS? (1)
================================================================================

                                [GRAPHIC OMITTED]


                   EBIT MARGIN 2002
                   ----------------

POC                     15.4%

RCL                     19.9%


                   EBIT MARGIN 2000
                   ----------------

POC                     15.4%

CCL                     26.0%


       US$100m synergies represents 92.1% of the EBIT margin differential between POC and RCL but only 42.9% between POC and CCL (2)

Source: Company accounts and filings
(1)  CCL and RCL as per US GAAP, POC as per UK GAAP.
(2) Calculated as the % increase in POC's margin represented by US$100m synergies divided by the margin differential between POC and RCL or POC and CCL.
================================================================================
                                        8

CCL HAS ALWAYS ACHIEVED SUPERIOR MARGINS
================================================================================

             ... Even When it Had a Similar Number of Berths to RCL

                                [GRAPHIC OMITTED]

                BERTHS (000s)                   EBIT MARGIN (%)
                -------------                   ---------------

RCL 2000            42.2                               19.9%

CCL 1997            42.3                               29.2%

Source: Company accounts and filings.
================================================================================
                                        9

THE DLC IS VALUE DESTRUCTIVE
================================================================================

o SSSB (POC's house broker) forecast that over the next 3 years, the DLC will not generate ROIC in excess of its current WACC (1)

                                        2002            2003            2004
--------------------------------------------------------------------------------

o        Invested capital ($bn)         13.7            14.8            15.5

o        Average ROIC                   5.2%            7.2%            9.5%

o        Current WACC                   11.5%           11.5%           11.5%

o        Negative spread                (6.3)%          (4.3)%          (2.0)%

o        Negative spread per POC          45p             33p             16p
         share (p)

--------------------------------------------------------------------------------

o DLC is expected to destroy value - implies POC should trade at a discount to book value of 341p, which suggests POC share value of 261p
         (2).

(1)  Source: Schroder Salomon Smith Barney Research (November 19, 2001)
(2)  Definitions as per Revised Offer announcement dated January 30, 2002
================================================================================
                                       10

CCL'S OFFER RETAINS UPSIDE POTENTIAL
================================================================================

o Stock element gives POC shareholders exposure to upside in CCL share price

         o CCL intends that POC shareholders will have an opportunity to elect for an element of cash as an alternative

o        Average annual CCL share price appreciation over last 10 years: 21%

                     CCL STOCK PRICE/OFFER VALUE SENSITIVITY
                     ---------------------------------------

                CCL             CCL STOCK       EXCHANGE        OFFER
             STOCK RETURN       PRICE (1)        RATIO         VALUE (p)
             ------------       ---------        -----         ---------
                  0%             $27.05          0.2684          515
                  5%             $28.40          0.2684          541
                 10%             $29.76          0.2684          566
                 15%             $31.11          0.2684          592
                 20%             $32.46          0.2684          618
                 25%             $33.81          0.2684          644
                 30%             $35.17          0.2684          669
                 35%             $36.52          0.2684          695
                 40%             $37.87          0.2684          721

(1) Based on CCL's closing price of $27.05 on January 29, 2002 and an exchange rate of GBP/US$ = 1.4107
================================================================================
                                       11

================================================================================

                           CCL'S OFFER IS DELIVERABLE

================================================================================
                                       12

REDUCED CONDITIONALITY = IMPROVED DELIVERABILITY
================================================================================

o CCL has revised its offer to provide greater certainty to POC shareholders

o        Only one pre-condition remains

         o       Regulatory approval

o        Only one non-standard condition

         o Termination of JV pursuant to Section 9.01(c) of the Joint Venture Agreement

                Once the pre-condition is satisfied, CCL will be
               required to make its full conditional offer for POC

================================================================================
                                       13

CCL AND RCL PROPOSALS - SIMILAR ANTITRUST APPROVAL ISSUES
================================================================================
o Advice is that in both Europe and US, the regulatory risk for CCL is no greater than for RCL

o Simultaneous review of both RCL and CCL proposals does not reduce likelihood of clearance for either proposal

o CCL filing already submitted in US; substantial draft filing submitted in Europe

o As expected, FTC request for data made to all three companies week of January 21

o RCL/POC and CCL/POC US regulatory approval processes are running on same timetable

o        RCL/POC deal referred to UK Competition Commission

         o        Report due by May 20, 2002
         o        Secretary of State decision to follow at a later date
================================================================================
                                       14

REGULATORY ISSUES - US ANTITRUST POSITION
================================================================================

o POC/RCL have said they compete in a broad leisure travel market; CCL agrees

o US leisure travel totalled > 260 million (1) people in 2000, of which 7 million (2) were cruise passengers

o In the overall vacation market, no significant US antitrust issues exist

o If a "cruise-only market" is analyzed, CCL and RCL are similarly positioned for antitrust purposes

             Both deals are subject to US antitrust review involving
              virtually identical antitrust issues, under the same substantive legal standards, on essentially the same timetable and by the same personnel

(1)  Source: Travel Industry Association, CCL
(2)  Source: CLIA
================================================================================
                                       15

CCL AND RCL ARE COMPARABLE IN SIZE
================================================================================

NORTH AMERICA                                   RCL             CCL
--------------------------------------------------------------------------------

o        Number of Berths (1)                   47,378          46,600

o        Berth Share (1)                         29.9%           29.4%

--------------------------------------------------------------------------------





(1) Source: CLIA, Cruise Industry News, CCL, Company filings and information (excludes CCL luxury brands)
================================================================================
                                       16

REGULATORY ISSUES - EU ANTITRUST POSITION
================================================================================

o Cruises make up a very small proportion of the wider vacation market in Europe

o European outbound holiday volume totalled 373.5 million passengers in 2000 (1)

o        Total number of European cruise holidays was 2.1 million in 2000 (1)

o Cruising in Europe is in its infancy, amounting to only 0.6% of the wider, outbound vacation market

         o As such, CCL believes that antitrust issues should not be a hurdle





(1)  Source: G.P. Wild (International) Limited
================================================================================
                                       17

REGULATORY ISSUES - CRUISES IN EUROPE
================================================================================

                             EUROPEAN CRUISE BERTHS
                             ----------------------

                                [GRAPHIC OMITTED]

                        POC/CCL (1)             28.9%

                        OTHERS                  71.1%



           POC/CCL share of berths is significantly below threshold of regulatory concern


Source: Cruise Industry News
(1) POC includes P&O Cruises, AIDA and Swan Hellenic; CCL includes Costa. POC/CCL hold a combined passenger share in the EEA of 32% (Source: CCL filing dated January 25, 2002).
================================================================================
                                       18

REGULATORY ISSUES - CRUISES IN EUROPE
================================================================================

                              UK (1)
                              ------

                                [GRAPHIC OMITTED]

CCL                              9%
POC                             23%
RCL                              7%
THOMSON                         10%
AIRTOURS                        16%
OTHERS                          35%

PAX:    c.750,000

                              GERMANY (1)(2)(3)
                              -----------------

                                [GRAPHIC OMITTED]

CCL                             10%
POC                             18%
RCL                              6%
AIR MARITIME                     8%
PHOENIX                          7%
DEILMANN                         6%
HAPAG LLOYD                      9%
OTHERS                          36%

PAX:    c.380,000


Source: G.P. Wild, Deutsche Bank Equity Research (December 11, 2001), CCL
(1)  Based on number of passengers
(2)  Costa Germany includes sales agents in the Netherlands and Austria
(3)  Figures for Germany include market share of all CCL brands
================================================================================
                                       19

================================================================================

                     CCL IS A SERIOUS BUYER - NOT A SPOILER

================================================================================
                                       20

CCL IS A SERIOUS BUYER - NOT A SPOILER
================================================================================



"If Royal Caribbean and Princess thought Carnival were spoilers and not serious buyers, why did they go to the trouble of creating these egregious poison pills?"

                  -  Micky Arison
                     CHAIRMAN & CEO, CARNIVAL CORPORATION



================================================================================

EGREGIOUS POISON PILLS
================================================================================

o        Break Fee

         o US$62.5 million break fee exceeds UK market norm and Takeover Code maximum of US$31 million (1% of market cap)

o        Joint Venture Poison Pill

         o        Cost of exiting JV estimated to be US$388-484m via put

         o        Financial guarantee issue


         The Daily Telegraph                            December 29, 2001

"... Mr. Ratcliffe said the joint venture offered the 'deal protection' requested by Royal Caribbean without 'which the deal would not have occurred'."

================================================================================
                                       22

CCL IS A SERIOUS BUYER
================================================================================

o CCL has always pursued acquisition targets as a serious buyer, but hasn't always been successful

                                [GRAPHIC OMITTED]

         SUCCESSFUL ACQUISITIONS
         -----------------------
         Holland America        [LOGO-GRAPHIC OMITTED]
         Seabourn               [LOGO-GRAPHIC OMITTED]
         Costa                  [LOGO-GRAPHIC OMITTED]
         Cunard                 [LOGO-GRAPHIC OMITTED]

         ACQUISITION ATTEMPTS
         --------------------
         Celebrity Cruises      [LOGO-GRAPHIC OMITTED]
         Norwegian Cruise Line  [LOGO-GRAPHIC OMITTED]


================================================================================

COMPELLING STRATEGIC RATIONALE
================================================================================

o        Wide range of complementary brands

o        Significant presence in the key cruise vacation venues worldwide

o Enhanced ability to attract customers from other vacation options to cruise vacations

o        Strong balance sheet from which to drive future capacity and growth

o        Leading management and operating practices in the cruise industry

            CCL has the most successful brand strategy of any cruise
         operator and is best-qualified to manage POC's brands to create shareholder value

================================================================================
                                       24

================================================================================

                      THE RCL PROPOSAL - A BAD DEAL FOR POC

================================================================================
                                       25

RCL PROPOSAL BENEFITS RCL AT EXPENSE OF POC
================================================================================

o        Inequitable share of economics

         o 50.7% ownership of the combined entity is dilutive to POC in 2003 and 2004 (1)

o        Transfer of control with no premium for POC shareholders

o        Three principal RCL shareholders will own 26% of the DLC

o        Management team will be led by Richard Fain

o        POC shareholders absorb risk of RCL's JUNK credit rating



(1) Based on selected research analysts' forecasts, POC is expected to contribute significantly more than 50.7% to the combined entity's net income before synergies
================================================================================
                                       26

THERE IS SIGNIFICANT TAX RISK IN DLC STRUCTURE
================================================================================

o POC and RCL public documents do not fully disclose tax risks of DLC structure

o        Experts have confirmed that the DLC structure entails tax risk

         "There is some reasonable and substantial amount of risk here that the tax exemption could be lost." (1)

         "...there is some substantial risk that some of each company's income, which is now tax-exempt, will lose its tax exemption under Section 883 of the Internal Revenue Code if the proposed DLC structure is implemented." (2)

         "...the merger certainly loses its attractiveness if the tax implications outweigh the targeted pre-tax synergies of $100 million."
         (3)

        Impact from loss of Section 883 exemption will negatively affect the value of RCP

(1)  Source: Lehman Brothers conference call (January 25, 2002)
(2) Source: Position Paper of Professor Jerome Kurtz, a former Commissioner of Internal Revenue, US Treasury (January 29, 2002)
(3)  Source: Lehman Brothers Equity Research (January 25, 2002)
================================================================================
                                       27

ARE POC AND RCL PLANNING A FULL-SCALE MERGER?
================================================================================

o On December 3, 2001 the Norwegian tax authority gave the "green light" to the Wilhelmsen family regarding the RCP DLC combination

         o        Wilhelmsen family owns 24% stake in RCL

LLOYD'S LIST                                                    December 3, 2001
------------

"...The proposed merger between Royal Caribbean and P&O Princess is seen as a two-step process.

Mr. Grundekjon said the two parties 'might stop there', but their objective is to achieve a full merger."

THE WALL STREET JOURNAL                                         December 3, 2001
-----------------------

"...At the request of the Wilhelmsen's the Norwegian tax authorities also ruled on the possibility of a full-fledged traditional merger.

'The Ministry of Finance expresses the opinion that the second step, the full merger, under today's tax regime, would not be taxable,' Mr. Grundekjon said
 ..."

Note: Arvid Grundekjon is the chief executive of Anders Wilhelmsen & Co., the holding company that oversees the Wilhelmsen family's 24% stake in RCL
================================================================================
                                       28

================================================================================

                           VOTE TO ADJOURN THE EGM OR
                           VOTE DOWN THE RCL PROPOSAL

================================================================================
                                       29

THE EGM MUST BE ADJOURNED
================================================================================

o Shareholders should not be forced to make a decision until the outcome of the antitrust review is known

o If POC shareholders adjourn the EGM, RCL cannot walk without breaching the Implementation Agreement

         o        "We believe that RCL cannot walk away from the deal."
                  - JP Morgan Chase Research, January 30, 2002

o POC shareholders should encourage their board to agree on adjournment with RCL

o        Failing this, POC shareholders should vote to adjourn the EGM...

                  ... or vote down the RCL Proposal

                If POC shareholders approve RCL's proposal, CCL's
                          superior offer CANNOT proceed

================================================================================
                                       30

WHY CCL BELIEVES RCL WON'T WALK IF EGM IS ADJOURNED
================================================================================

o        RCL gets disproportionately favorable share of DLC economics

o        RCL receives control of POC at no premium

o        Chairman and CEO of RCL will be Chairman and CEO of DLC

o RCL is "junk status" - DLC provides opportunity to take advantage of POC's relative financial strength

o RCL has positioned that CCL's offer is more likely to be blocked by regulatory authorities

         o If this is true, RCL would have no incentive to abandon its deal with POC

================================================================================
                                       31

WHAT ACTIONS SHOULD POC SHAREHOLDERS TAKE?
================================================================================

o        POC shareholders should publicly state their intention to

         o        Vote to adjourn the EGM and/or

         o        Vote against the RCL Proposal

o        POC shareholders should put in place arrangements for voting at the EGM

         o        Return CCL's form of proxy

         o        Appoint a corporate representative

         o        Or attend the EGM in person

================================================================================
                                       32

================================================================================

                            [LOGO - GRAPHIC OMITTED]

                                    CARNIVAL
                                  CORPORATION

                             INVESTOR PRESENTATION
                                  JANUARY 2002

================================================================================